PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc. selects leading U.S.-based investor relations and corporate communications firm

Laval, Québec, CANADA – June 3rd, 2008 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) entered into an agreement with Integrated Corporate Relations Inc. (“ICR”), a leading financial communications consulting firm specializing in investor relations and corporate communications. ICR has sector specific industry experiences in healthcare and life science and its healthy living team is appointed to Neptune.

ICR will be enforcing Neptune’s investor relation strategy with the goal to increase liquidity on the NASDAQ exchange and to broaden the shareholder base with U.S.-based institutional investors. The objective is to increase awareness and stimulate interest in the U.S. financial market for Neptune.

“We believe Neptune’s nutraceutical and pharmaceutical programs have reached a major inflection point and the timing is perfect to increase the Company’s exposure to the U.S. financial market. Among our key objectives will be developing relationships between Neptune and analysts, portfolio managers and major financial institutions. We are excited to represent a growth company like Neptune in the nutraceutical and pharmaceutical space and look forward to increasing the company’s exposure and recognition on Wall Street,” said John Mills, Senior Managing Director of ICR, Inc.

ICR is staffed exclusively with senior professionals and has offices in Boston, Los Angeles, New York, Westport, Beijing and Shanghai. Further information is available on http://www.icrinc.com

About Neptune

Neptune researches and develops proprietary bioactive ingredients and products for nutraceutical, medical food and pharmaceutical applications. Through clinical research, Neptune is showing the clinical benefits of its products in various therapeutic indications with a focus on cardiovascular and cognitive health. The Company has been successful in patenting and protecting its intellectual property, and will continue to protect its innovations. Neptune has already obtained regulatory approvals allowing commercialization of its products and has filed for and is expecting additional approvals.

Neptune continues to strongly support its strategic development plan to form partnerships/strategic alliances with worldwide leaders in the nutraceutical and pharmaceutical industries. Neptune signed agreements with Nestlé and Yoplait, worldwide leading food manufacturers, and paved its entrance into the global functional food market. According to its business strategy, negotiations with pharmaceutical companies with the objective of entering the pharmaceutical market by licensing rights are ongoing.

Neither NASDAQ nor TSX venture exchange accepts responsibility for the adequacy or accuracy of this press release.

Neptune Contact:

Neptune Technologies & Bioressources Inc.
Toni Rinow, Ph.D., MBA
Corporate Development & Investor Relations
(450) 687-2262
t.rinow@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.